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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 29, 2004

Commission File Number 033-74656

DOMAN INDUSTRIES LIMITED

(Translation of registrant’s name into English)

3rd Floor, 435 Trunk Road, Duncan, British Columbia Canada V9L 2P9

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82 -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOMAN INDUSTRIES LIMITED (Registrant)

Date	June 29, 2004	By:	/s/ P.G. Hosier (Signature)* Philip G. Hosier Vice President, Finance

* Print the name and title under the signature of the signing officer.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1815 (11-02)

N e w s   R e l e a s e

Doman Industries Limited

For Immediate Release

June 29, 2004 — Duncan, British Columbia. Doman Industries Limited (“Doman” or the “Company”) announces that June 28, 2004 has been set as the record date for determining affected creditors entitled to receive Class A and B Warrants pursuant to the Plan of Compromise and Arrangement (the “Plan”) sanctioned by the Supreme Court of British Columbia under the Companies’ Creditors Arrangement Act. Notices to affected creditors and related documents are expected to be sent to affected creditors tomorrow. The Warrant exercise period expires at 4:00 p.m. EST on July 19, 2004. A copy of the Warrant documentation may be obtained by accessing the Company’s website at <www.domans.com>.

The Company also announces that effective June 21, 2004, Lumberco, the newly incorporated company which will acquire all of the existing solid wood assets of Doman under the Plan, changed its name to Western Forest Products Inc.

About Doman:

Doman is an integrated Canadian forest products company and the second largest coastal woodland operator in British Columbia. Principal activities include timber harvesting, reforestation, sawmilling logs into lumber and wood chips, value-added remanufacturing and producing NBSK pulp. All the Company’s operations, employees and corporate facilities are located in the coastal region of British Columbia and its products are sold in 30 countries worldwide.

This press release contains statements that are forward-looking in nature. Such statements involve known and unknown risks and uncertainties that may cause the actual results of the Company to be materially different from those expressed or implied by those forward-looking statements. Such risks and uncertainties include, among others: general economic and business conditions, product selling prices, raw material and operating costs, changes in foreign-currency exchange rates and other factors referenced herein and in the Company’s annual information form and annual report.

For further information contact:	Rick Doman 250 748 3711	P.G. Hosier 604 665 6231.